For immediate release	Exhibit 99.1

PREVU* STUDY TO OPEN NEW MARKETS

PREVU* LT Skin Sterol Test included in 25,000-participant insurance industry study

Toronto, Ontario (May 10, 2005) - IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a leader in predictive medicine, today announced a major clinical trial in the life insurance testing industry using IMI’s non-invasive cardiovascular risk assessment technology. The study, called PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) is expected to begin in the second quarter of 2005.

The agreement is for PREVU* LT Skin Sterol Test, the lab-processed format of the company’s lead approved PREVU* Point of Care (POC) Skin Sterol Test. The PREVU* family of products is marketed worldwide by McNeil Consumer Healthcare, Canada.

“This trial is intended to confirm the viability of PREVU* LT in the insurance testing market and has the potential to contribute to its commercial success in multiple markets,” said Dr. Brent Norton, President and Chief Executive Officer, IMI. “With this study, we will gain valuable new data on the lab-processed format of our skin sterol test, which will help to create additional revenue opportunities and position IMI to receive a milestone payment, possibly as early as later this year.”

“The market for insurance testing represents a significant opportunity for our predictive heart disease test worldwide,” continued Dr. Norton. “In 2003, approximately 13.5 million individual life insurance policies were purchased in the United States, a significant number of which do not include a cardiovascular disease assessment. With our simple skin test, IMI and McNeil are poised to capitalize on this opportunity.”

About the Study
The clinical trial will include approximately 25,000 participants in the United States and will be conducted with the participation of certain U.S. life insurers. PREVU* LT will be performed on applicants for life insurance coverage who agree to participate in the study and compared with traditional risk assessment measures, including high sensitivity c-reactive protein (CRP). Test results will be collected and analyzed by LabOne, Inc.

Data from the study will determine the correlation between PREVU* LT and Framingham Global Risk Score, a traditional method for evaluating the risk of coronary artery disease. Previously published and presented data on PREVU* POC has shown that skin sterol correlates with Framingham Global Risk Score. In addition, skin sterol has shown to be an independent risk factor for coronary artery disease as defined by angiography, coronary calcium, carotid intima-media thickness and stress test. Studies with PREVU* LT to date show that skin sterol values as measured by PREVU* LT correlate to skin sterol values as measured by PREVU* POC.

About PREVU* Skin Sterol Test
PREVU* non-invasively measures the amount of sterol, or skin tissue cholesterol, without the drawing of blood or a special pre-test diet, and takes minutes to perform. The lead product in this family, PREVU* POC, is cleared for sale in Canada, the U.S. and Europe, and is currently being commercialized in North America and select European markets where it will be made available to medical professionals as a point of care test.

PREVU* LT samples skin cells from the palm of the hand painlessly in seconds using a specially designed adhesive device. The device is then sent to a laboratory where the amount of skin sterol is determined.

About Cardiovascular Disease
According to the World Health Organization, cardiovascular diseases (CVD), which include coronary artery disease, stroke and other diseases, account for about 17 million deaths per year worldwide. By 2025, CVD is expected to cause 25 million deaths annually. More people worldwide - - approximately 7 million - - die from coronary artery disease than any other cause.

According to the American Heart Association, in the United States, about every 26 seconds one American will suffer a coronary event, and about every minute, someone will die from one.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For corporate and investor information about IMI, please visit www.imimedical.com. For more information about PREVU*, please visit www.prevu.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville/John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
jnesbett@investorelationsgroup.com